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Table of Contents Prospectus

Filed Pursuant to Rule 424(b)(3) Registration No. 333-155208

SCBT FINANCIAL CORPORATION

1,010,000 Shares of Common Stock

        This prospectus covers the offer and resale of shares of common stock by the selling shareholders identified on page 15 of this prospectus. All shares are being offered by those shareholders who received shares of our common stock in connection with a private placement transaction that was consummated on October 28, 2008 pursuant to which we issued 1,010,000 shares of our common stock to certain accredited investors. We will not receive any of the proceeds from the sales of shares by the selling shareholders.

        The selling shareholders may offer and sell the shares from time to time at prevailing market prices, at prices related to such prevailing market prices, at varying prices determined at the time of sale, at negotiated prices, or at fixed prices.

        SCBT Financial Corporation ("SCBT") common stock is listed and trades on The NASDAQ Global Select Market™ under the trading symbol "SCBT." On November 28, 2008 the closing sale price of SCBT common stock on The NASDAQ Global Select Market™ was $33.95 per share.

        Our principal executive offices are located at 520 Gervais Street, Columbia, South Carolina, and our telephone number is (800) 277-2175.

        An investment in these securities involves risks. See "Risk Factors" beginning on page 3 for factors you should consider before buying shares of our common stock.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The securities offered are not savings accounts or deposits and are not insured by the Federal Deposit Insurance Corporation.

        The date of this prospectus is December 1, 2008

Prospectus

PROSPECTUS SUMMARY

        To understand this offering and its consequences to you, you should read the following summary along with the more detailed information and our consolidated financial statements and the notes to those statements set forth or incorporated by reference into this prospectus. Before making an investment decision, you should read the entire prospectus and the information incorporated into this prospectus, especially the information presented under the heading "Risk Factors." In this prospectus, the words "we," "us," "our" and similar terms refer to SCBT Financial Corporation and its subsidiaries, including SCBT, National Association, South Carolina Bank and Trust of the Piedmont, National Association, and The Scottish Bank, National Association (which we refer to collectively as our banks), on a consolidated basis, unless the context provides otherwise.

SCBT Financial Corporation

        SCBT Financial Corporation is a bank holding company headquartered in Columbia, South Carolina. We provide a wide range of banking services and products through our wholly-owned subsidiaries: SCBT, National Association and South Carolina Bank and Trust of the Piedmont, National Association, both national banks headquartered in South Carolina that opened for business in 1934 and 1996, respectively, and The Scottish Bank, National Association, a national bank headquartered in North Carolina that we acquired in November of 2007.

        We provide a full range of retail and commercial banking services, mortgage lending services and trust and investment services through 50 financial centers in 16 South Carolina counties and one North Carolina county. Consistent with our history, we intend to pursue a growth strategy that focuses on organic growth, complemented by disciplined acquisitions of financial institutions or branches in selected market areas.

Recent Private Placement of Our Common Stock

        On October 28, 2008, we consummated a private placement transaction pursuant to which we issued 1,010,000 shares of our common stock to certain accredited investors. The accredited investors that participated in the private placement are the selling shareholders referred to herein.

        In connection with the private placement, we also entered into a registration rights agreement with each of the investors, pursuant to which we agreed to, among other things, use our reasonable best efforts to (i) prepare and file with the Securities and Exchange Commission (the "SEC"), on or before November 7, 2008, a registration statement registering the shares for resale and (ii) cause such registration statement to be declared effective by the SEC as soon as practicable after filing, but in no event later than 100 days from the closing of the private placement. See "Selling Shareholders—Registration Rights" beginning on page 17.

 The Offering

        We issued and sold 1,010,000 shares of our common stock in a private placement to the selling shareholders on October 28, 2008. This prospectus covers the resale by the selling shareholders of such shares of common stock, as described below:

Common stock offered by the selling shareholders	1,010,000 shares of common stock.
Common stock outstanding	11,242,532 shares as of October 28, 2008.
Use of proceeds	All proceeds of this offering will be received by the selling shareholders for their own accounts. See "Use of Proceeds" on page 13.
The NASDAQ Global Select Market™ Trading Symbol	SCBT
Risk Factors	You should read the "Risk Factors" beginning on page 3, as well as other cautionary statements throughout or incorporated by reference in this prospectus, before investing in shares of our common stock.

Corporate Information

        Our principal executive offices are located at 520 Gervais Street, Columbia, South Carolina 29201. Our mailing address at this facility is Post Office Box 1030, Columbia, South Carolina 29202 and our telephone number is (800) 277-2175. Information on our website, www.scbtonline.com, is not incorporated herein by reference and is not part of this prospectus.

        Our common stock trades on The NASDAQ Global Select Market™ under the ticker symbol "SCBT."

RISK FACTORS

        Readers and prospective investors in our common stock should carefully consider the following risk factors as well as the other information contained or incorporated by reference in this prospectus.

        If any of the following risks actually occurs, our financial condition, results of operations and liquidity could be materially adversely affected. If this were to happen, the value of our common stock could decline, and if you invest in our common stock, you could lose all or part of your investment.

        The discussion below highlights some important risks we have identified related to our business and operations and an investment in shares of our common stock, but these should not be assumed to be the only factors that could affect our future performance and condition, financial and otherwise. We do not have a policy of updating or revising forward-looking statements except as otherwise required by law, and silence by management over time should not be construed to mean that actual events are occurring as estimated in such forward-looking statements.

General Business Risks

Our estimated allowance for loan losses may be inadequate and future increases in the allowance would reduce earnings.

        We are exposed to the risk that our customers will be unable to repay their loans according to the contractual terms and that any collateral securing the payment of these loans will not be sufficient to ensure full repayment. Credit losses are inherent in the lending business and could have a material adverse effect on our operating results and ability to meet obligations. The volatility and deterioration in foreign and domestic markets may also increase our risk for credit losses. We evaluate the collectability of our loan portfolio and provide an allowance for loan losses that we believe to be adequate based on a variety of factors including but not limited to: the risk characteristics of various classifications of loans, previous loan loss experience, specific loans that have loss potential, delinquency trends, estimated fair market value of the collateral, current economic conditions, the views of our regulators, and geographic and industry loan concentrations. If our evaluation is incorrect and borrower defaults cause losses that exceed our allowance for loan losses, our earnings could be significantly and adversely affected. No assurance can be given that the allowance will be adequate to cover loan losses inherent in our portfolio. We may experience losses in our loan portfolios or perceive adverse conditions and trends that may require us to significantly increase our allowance for loan losses in the future, a decision that would reduce earnings.

We are exposed to higher credit risk by commercial real estate, commercial business, and construction lending.

        Commercial real estate, commercial business and construction lending usually involves higher credit risks than that of single-family residential lending. These types of loans involve larger loan balances to a single borrower or groups of related borrowers. Commercial real estate loans may be affected to a greater extent than residential loans by adverse conditions in real estate markets or the economy because commercial real estate borrowers' ability to repay their loans depends on successful development of their properties, in addition to the factors affecting residential real estate borrowers. These loans also involve greater risk because they generally are not fully amortizing over the loan period, but have a balloon payment due at maturity. A borrower's ability to make a balloon payment typically will depend on being able to either refinance the loan or sell the underlying property in a timely manner.

        Risk of loss on a construction loan depends largely upon whether our initial estimate of the property's value at completion of construction equals or exceeds the cost of the property construction (including interest) and the availability of permanent take-out financing. During the construction phase, a number of factors can result in delays and cost overruns. If estimates of value are inaccurate or if actual construction costs exceed estimates, the value of the property securing the loan may be insufficient to ensure full repayment when completed through a permanent loan or by seizure of collateral.

        Commercial business loans are typically based on the borrowers' ability to repay the loans from the cash flow of their businesses. These loans may involve greater risk because the availability of funds to repay each loan depends substantially on the success of the business itself. In addition, the collateral securing the loans have the following characteristics: (i) depreciate over time, (ii) difficult to appraise and liquidate, and (iii) fluctuate in value based on the success of the business.

        Commercial real estate, commercial business, and construction loans are more susceptible to a risk of loss during a downturn in the business cycle. Our underwriting, review, and monitoring cannot eliminate all of the risks related to these loans.

        As of June 30, 2008, our outstanding commercial real estate loans were equal to 376% of our total risk-based capital. The banking regulators are giving commercial real estate lending greater scrutiny, and may require banks with higher levels of commercial real estate loans to implement improved underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly higher levels of allowances for losses and capital levels as a result of commercial real estate lending growth and exposures.

Recent negative developments in the financial industry and the domestic and international credit markets may adversely affect our operations and results.

        Negative developments in the latter half of 2007 and during 2008 in the global credit and securitization markets have resulted in uncertainty in the financial markets in general with the expectation of the general economic downturn continuing into 2009. As a result of this "credit crunch," commercial as well as consumer loan portfolio performances have deteriorated at many institutions and the competition for deposits and quality loans has increased significantly. In addition, the values of real estate collateral supporting many commercial loans and home mortgages have declined and may continue to decline. Global securities markets, and bank holding company stock prices in particular, have been negatively affected, as has the ability of banks and bank holding companies to raise capital or borrow in the debt markets. As a result, significant new federal laws and regulations relating to financial institutions, including, without limitation, the Emergency Economic Stabilization Act of 2008 (the "EESA") and the U.S. Treasury Department's Capital Purchase Program, have been adopted. Furthermore, the potential exists for additional federal or state laws and regulations regarding, among other matters, lending and funding practices and liquidity standards, and bank regulatory agencies are expected to be active in responding to concerns and trends identified in examinations, including the expected issuance of many formal enforcement orders. Negative developments in the financial industry and the domestic and international credit markets, and the impact of new legislation in response to those developments, may negatively impact our operations by restricting our business operations, including our ability to originate or sell loans, and adversely impact our financial performance. We can provide no assurance regarding the manner in which any new laws and regulations will affect us.

        At September 30, 2008, we had 85 securities available for sale in an unrealized loss position, which totaled $6.5 million. The majority of our unrealized loss position resulted from eight pooled trust preferred securities. These securities had a $4.9 million unrealized loss position as of September 30, 2008, which was affected by the significant market turmoil that occurred during the third quarter and that remains in the global financial markets.

        On September 7, 2008, the U.S. Treasury Department announced that Freddie Mac (along with Fannie Mae) has been placed into conservatorship under the control of the newly created Federal Housing Finance Agency. As a result of these recent events, during the third quarter of 2008 we incurred a $9.8 million OTTI charge related to our Freddie Mac preferred stock. Going forward, we do not expect to receive dividends on our Freddie Mac preferred stock for an indefinite period of time.

We received pre-tax dividends of $302,000 on our Freddie Mac preferred stock in the first six months of 2008.

A significant portion of our loan portfolio is secured by real estate, and events that negatively impact the real estate market could hurt our business.

        A significant portion of our loan portfolio is secured by real estate. As of June 30, 2008, approximately 83.8% of our loans had real estate as a primary or secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. The weakening of the real estate markets in our geographic footprint may result in an increase in the number of borrowers who default on their loans and a reduction in the value of the collateral securing their loans, which in turn could have an adverse effect on our profitability and asset quality. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and capital could be adversely affected. Acts of nature, including hurricanes, tornados, earthquakes, fires and floods, which may cause uninsured damage and other loss of value to real estate that secures these loans, may also negatively impact our financial condition.

Liquidity needs could adversely affect our results of operations and financial condition.

        The primary sources of funds of our banks are client deposits and loan repayments. While scheduled loan repayments are a relatively stable source of funds, they are subject to the ability of borrowers to repay the loans. The ability of borrowers to repay loans can be adversely affected by a number of factors, including changes in economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, business closings or lay-offs, inclement weather, natural disasters and international instability. Additionally, deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, regulatory capital requirements, returns available to clients on alternative investments and general economic conditions. Accordingly, we may be required from time to time to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations. Such sources include Federal Home Loan Bank advances, sales of securities and loans, and federal funds lines of credit from correspondent banks, as well as out-of-market time deposits. While we believe that these sources are currently adequate, there can be no assurance they will be sufficient to meet future liquidity demands, particularly if we continue to grow and experience increasing loan demand. We may be required to slow or discontinue loan growth, capital expenditures or other investments or liquidate assets should such sources not be adequate.

We may decide to make future acquisitions, which could dilute current shareholders' stock ownership and expose us to additional risks.

        In accordance with our strategic plan, we regularly evaluate opportunities to acquire other banks and/or branch locations to expand SCBT. As a result, we may engage in negotiations or discussions that, if they were to result in a transaction, could have a material effect on our operating results and financial condition, including short and long-term liquidity.

        Our acquisition activities could be material to SCBT. For example, we could issue additional shares of common stock in a purchase transaction, which could dilute current shareholders' ownership interest in SCBT. These activities could require us to use a substantial amount of cash, other liquid assets, and/or incur debt. In addition, if goodwill recorded in connection with our prior or potential future acquisitions were determined to be impaired, then we would be required to recognize a charge against our earnings, which could materially and adversely affect our results of operations during the period in which the impairment was recognized. Any potential charges for impairment related to goodwill would not impact cash flow, tangible capital or liquidity.

        Our acquisition activities could involve a number of additional risks, including the risks of:

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  incurring time and expense associated with identifying and evaluating potential acquisitions and merger partners and negotiating potential transactions, resulting in management's attention being diverted from the operation of our existing business;

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  using inaccurate estimates and judgments to evaluate credit, operations, management, and market risks with respect to the target institution or assets;

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  the time and expense required to integrate the operations and personnel of the combined businesses;

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  creating an adverse short-term effect on our results of operations; and

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  losing key employees and customers as a result of an acquisition that is poorly received.

We may be exposed to difficulties in combining the operations of acquired entities, including TSB, into our own operations, which may prevent us from achieving the expected benefits from our acquisition activities.

        We may not be able to fully achieve the strategic objectives and operating efficiencies that we anticipate in our acquisition activities, including our acquisition of TSB in 2007. Inherent uncertainties exist in integrating the operations of an acquired entity. In addition, the markets and industries in which SCBT and our potential acquisition targets operate are highly competitive. We may lose customers or the customers of an acquired entity as a result of an acquisition. We also may lose key personnel from the acquired entity as a result of an acquisition. We may not discover all known and unknown factors when examining a company for acquisition during the due diligence period. These factors could produce unintended and unexpected consequences for us. Undiscovered factors as a result of acquisition, pursued by non-related third party entities, could bring civil, criminal, and financial liabilities against us, our management, and the management of those entities acquired. These factors could contribute to SCBT not achieving the expected benefits from its acquisitions within desired time frames, if at all.

Our net interest income may decline based on the interest rate environment.

        We depend on our net interest income to drive profitability. Differences in volume, yields or interest rates and differences in the composition of interest-earning assets and interest-bearing liabilities determine our net interest income. We are exposed to changes in general interest rate levels and other economic factors beyond our control. Net interest income may decline in a particular period if:

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  In a declining interest rate environment, more interest-earning assets than interest-bearing liabilities re-price or mature, or

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  In a rising interest rate environment, more interest-bearing liabilities than interest-earning assets re-price or mature.

        Our net interest income may decline based on our exposure to a difference in short-term and long-term interest rates. If the difference between long and short-term interest rates decreases or disappears, the difference between rates paid on deposits and received on loans may also decline significantly resulting in a decrease in net interest income. In addition to these factors, if market interest rates rise rapidly, interest rate adjustment caps may limit increases in the interest rates on adjustable rate loans, thus reducing our net interest income. Also, certain adjustable rate loans re-price based on lagging interest rate indices. This lagging effect may also negatively impact our net interest income when general interest rates continue to rise periodically.

        Our primary policy is to monitor exposure to interest rate increases and decreases of as much as 200 basis points ratably over a 12-month period. As of June 30, 2008, the earnings simulations indicated that the impact of a 200 basis point decrease in rates over 12 months would result in an approximate 2.1 percent decline in net interest income, while a 200 basis point increase in rates over the same period would result in an approximate 2.4 percent increase in net interest income—both as compared with a base case unchanged interest rate environment. These results indicate that our rate sensitivity is slightly asset sensitive to the indicated change in interest rates over a one-year horizon.

New or acquired banking office facilities and other facilities may not be profitable.

        We may not be able to identify profitable locations for new banking offices. The costs to start up new banking offices or to acquire existing branches, and the additional costs to operate these facilities, may increase our non-interest expense and decrease our earnings in the short term. If branches of other banks become available for sale, we may acquire those offices. It may be difficult to adequately and profitably manage our growth through the establishment or purchase of additional banking offices and we can provide no assurance that any such banking offices will successfully attract enough deposits to offset the expenses of their operation. In addition, any new or acquired banking offices will be subject to regulatory approval, and there can be no assurance that we will succeed in securing such approval.

The accuracy of our financial statements and related disclosures could be affected because we are exposed to conditions or assumptions different from the judgments, assumptions or estimates used in our critical accounting policies.

        The preparation of financial statements and related disclosure in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires us to make judgments, assumptions, and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. Our critical accounting policies, included in our Form 10-Q for the quarter ended June 30, 2008, describe those significant accounting policies and methods used in the preparation of our consolidated financial statements that are considered "critical" by us because they require judgments, assumptions and estimates that materially impact our consolidated financial statements and related disclosures. As a result, if future events differ significantly from the judgments, assumptions and estimates in our critical accounting policies, such events or assumptions could have a material impact on our audited consolidated financial statements and related disclosures.

We are exposed to the possibility that more prepayments may be made by customers to pay down loan balances, which could reduce our interest income and profitability.

        Prepayment rates stem from consumer behavior, conditions in the housing and financial markets, general United States economic conditions, and the relative interest rates on fixed-rate and adjustable-rate loans. Therefore, changes in prepayment rates are difficult to predict. Recognition of deferred loan origination costs and premiums paid in originating these loans are normally recognized over the contractual life of each loan. As prepayments occur, the rate at which net deferred loan origination costs and premiums are expensed will accelerate. The effect of the acceleration of deferred costs and premium amortization may be mitigated by prepayment penalties paid by the borrower when the loan is paid in full within a certain period of time. If prepayment occurs after the period of time when the loan is subject to a prepayment penalty, the effect of the acceleration of premium and deferred cost amortization is no longer mitigated. We recognize premiums paid on mortgage-backed securities as an adjustment from interest income over the expected life of the security based on the rate of repayment of the securities. Acceleration of prepayments on the loans underlying a mortgage-backed security shortens the life of the security, increases the rate at which premiums are expensed and further reduces interest income. We may not be able to reinvest loan and security prepayments at rates comparable to the prepaid instrument particularly in a period of declining interest rates.

We may not be able to adequately anticipate and respond to changes in market interest rates.

        We may be unable to anticipate changes in market interest rates, which are affected by many factors beyond our control including but not limited to inflation, recession, unemployment, money supply, monetary policy, and other changes that affect both domestic and foreign financial markets.

Our net interest income is affected not only by the level and direction of interest rates, but also by the shape of the yield curve and relationships between interest sensitive instruments and key driver rates, as well as balance sheet growth, customer loan and deposit preferences, and the timing of changes in these variables. In the event rates increase, our interest costs on liabilities may increase more rapidly than our income on interest earning assets, thus a deterioration of net interest margins. As such, fluctuations in interest rates could have significant adverse effects on our financial condition and results of operations.

Our business is predominately in two states, South Carolina, and Mecklenburg County of North Carolina; therefore, adverse economic conditions in South Carolina and this North Carolina County could negatively impact results from operations and financial condition.

        Because of our concentration of business in a two-state region, adverse economic conditions in that particular region could make it more difficult to attract deposits and could cause higher rates of loss and delinquency on our loans than if the loans were more geographically diversified. Adverse economic conditions in these regions, including, without limitation, declining real estate values, could cause our levels of non-performing assets and loan losses to increase.

We could experience a loss due to competition with other financial institutions.

        The banking and financial services industry is very competitive. Legal and regulatory developments have made it easier for new and sometimes unregulated competitors to compete with us. The financial services industry has and is experiencing an ongoing trend towards consolidation in which fewer large national and regional banks and other financial institutions are replacing many smaller and more local banks. These larger banks and other financial institutions hold a large accumulation of assets and have significantly greater resources and a wider geographic presence or greater accessibility. In some instances, these larger entities operate without the traditional brick and mortar facilities that restrict geographic presence. Some competitors are able to offer more services, more favorable pricing or greater customer convenience than SCBT. In addition, competition has increased from new banks and other financial services providers that target our existing or potential customers. As consolidation continues among large banks, we also expect other smaller institutions to try to compete in the markets we serve.

        Technological developments have allowed competitors, including some non-depository institutions, to compete more effectively in local markets and have expanded the range of financial products, services and capital available to our target customers. If we are unable to implement, maintain and use such technologies effectively, we may not be able to offer products or achieve cost-efficiencies necessary to compete in the industry. In addition, some of these competitors have fewer regulatory constraints and lower cost structures.

We are exposed to the possibility of technology failure.

        We rely on our computer systems and the technology of outside service providers. Our daily operations depend on the operational effectiveness of their technology. We rely on our systems to accurately track and record our assets and liabilities. If our computer systems or outside technology sources become unreliable, fail, or experience a breach of security, our ability to maintain accurate financial records may be impaired, which could materially affect our business operations and financial condition.

We are exposed to a possible loss of our employees and critical management team.

        We are dependent on the ability and experience of a number of key management personnel who have substantial experience with our operations, the financial services industry, and the markets in which we offer products and services. The loss of one or more senior executives or key managers may have an adverse effect on our operations. Also, as we continue to grow operations, our success depends on our ability to continue to attract, manage, and retain other qualified middle management personnel. We cannot guarantee that we will continue to attract or retain such personnel.

We are exposed to a need for additional capital resources for the future and these capital resources may not be available when needed or at all.

        We may need to incur additional debt or equity financing in the future to make strategic acquisitions or investments or to strengthen our capital position. Our ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, which are outside of our control and our financial performance. On November 13, 2008 we submitted an application to participate in the U.S. Treasury's Capital Purchase Program pursuant to which we could sell senior preferred stock in an amount between approximately $21.6 million and $64.8 million, or approximately 1% to 3% of total risk-weighted assets of $2.16 billion at September 30, 2008. However, no assurance can be provided regarding whether we will be approved as a participant or the amount, if any, of preferred stock capital we would choose to accept if we are approved as a participant. As described in our proxy statement dated November 28, 2008, we are seeking shareholder approval to create undesignated ("blank check") preferred stock in order to, among other things, issue a series of senior preferred stock to the U.S. Treasury pursuant to the terms of the Capital Purchase Program, and even if shareholder approval is obtained, we cannot provide any assurance regarding whether we will participate in such program.

The FDIC Deposit Insurance assessments that we are required to pay may materially increase in the future, which would have an adverse effect on our earnings.

        As a member institution of the FDIC, we are required to pay semi-annual deposit insurance premium assessments to the FDIC. During the year ended December 31, 2007, we paid $398,000 in deposit insurance assessments and during the first six months of 2008, we paid $632,000. Due to the recent failure of several unaffiliated FDIC insurance depository institutions, we anticipate that the deposit insurance premium assessments paid by all banks will increase. If the deposit insurance premium assessment rate applicable to us increases, our earnings could be adversely impacted.

We depend on the accuracy and completeness of information about clients and counterparties.

        In deciding whether to extend credit or enter into other transactions with clients and counterparties, we may rely on information furnished to us by or on behalf of clients and counterparties, including financial statements and other financial information. We also may rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to clients, we may assume that a customer's audited financial statements conform to GAAP and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. Our earnings are significantly affected by our ability to properly originate, underwrite and service loans. Our financial condition and results of operations could be negatively impacted to the extent we incorrectly assess the creditworthiness of our borrowers, fail to detect or respond to deterioration in asset quality in a timely manner, or rely on financial statements that do not comply with GAAP or are materially misleading.

Negative public opinion surrounding our company and the financial institutions industry generally could damage our reputation and adversely impact our earnings.

        Reputation risk, or the risk to our business, earnings and capital from negative public opinion surrounding our company and the financial institutions industry generally, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending practices, corporate governance and acquisitions, and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion can adversely affect our ability to keep and attract clients and employees and can expose us to litigation and regulatory action. Although we take steps to minimize reputation risk in dealing with our clients and communities, this risk will always be present given the nature of our business.

Legal and Regulatory Risks

We are subject to extensive regulation that could restrict our activities and impose financial requirements or limitations on the conduct of our business and limit our ability to receive dividends from our bank subsidiaries.

        We are subject to FRB regulation. Our banks are subject to extensive regulation, supervision, and examination by their primary federal regulator, OCC, and by the FDIC, the regulating authority that insures customer deposits. Also, as a member of the Federal Home Loan Bank ("FHLB"), our banks must comply with applicable regulations of the Federal Housing Finance Board and the FHLB. Regulation by these agencies is intended primarily for the protection of our depositors and the deposit insurance fund and not for the benefit of our shareholders. Our banks' activities are also regulated under consumer protection laws applicable to our lending, deposit, and other activities. A sufficient claim against our subsidiaries under these laws could have a material adverse effect on our results of operations.

We are exposed to changes in the regulation of financial services companies.

        Proposals for further regulation of the financial services industry are continually being introduced in the Congress of the United States of America, the General Assembly of the State of South Carolina, and the General Assembly of the State of North Carolina. The agencies regulating the financial services industry also periodically adopt changes to their regulations. On September 7, 2008, the U.S. Treasury Department announced that Freddie Mac (along with Fannie Mae) has been placed into conservatorship under the control of the newly created Federal Housing Finance Agency. On October 3, 2008, EESA was signed into law, and on October 14, 2008 the U.S. Treasury Department announced its Capital Purchase Program under EESA. It is possible that additional legislative proposals may be adopted or regulatory changes may be made that would have an adverse effect on our business. See "Risk Factors—We are subject to extensive regulation that could restrict our activities and impose financial requirements or limitations on the conduct of our business and limit our ability to receive dividends from our bank subsidiaries" above.

We are exposed to declines in the value of qualified pension plan assets or unfavorable changes in laws or regulations that govern pension plan funding, which could require us to provide significant amounts of funding for our qualified pension plan.

        As a matter of course, we anticipate that we will make material cash contributions to our qualified defined benefit pension plan in the near and long term. A significant decline in the value of qualified pension plan assets in the future or unfavorable changes in laws or regulations that govern pension plan funding could materially change the timing and amount of required pension funding. As a result, we may be required to fund our qualified defined benefit pension plan with a greater amount of cash from operations, perhaps by an additional material amount.

Risks Related to an Investment in Our Common Stock

We may issue additional shares of common stock or equity derivative securities that will dilute the percentage ownership interest of existing shareholders and may dilute the book value per share of our common stock and adversely affect the terms on which we may obtain additional capital.

        Our authorized capital includes 40,000,000 shares of common stock. As of October 28, 2008, we had 11,242,532 shares of common stock outstanding and had reserved for issuance 357,375 shares underlying options that are or may become exercisable at an average price of $26.84 per share. In addition, as of October 28, 2008, we had the ability to issue 364,598 shares of common stock pursuant to options and restricted stock that may be granted in the future under our existing equity compensation plans. Subject to applicable NASDAQ rules, our board generally has the authority, without action by or vote of the shareholders, to issue all or part of any authorized but unissued shares of common stock for any corporate purpose, including issuance of equity-based incentives under or outside of our equity compensation plans. We may seek additional equity capital in the future as we develop our business and expand our operations. Any issuance of additional shares of common stock or equity derivative securities will dilute the percentage ownership interest of our shareholders and may dilute the book value per share of our common stock. Shares we issue in connection with this offering will increase the total number of outstanding shares and dilute the percentage ownership interest of our existing shareholders.

        On November 13, 2008 we submitted an application to participate in the U.S. Treasury's Capital Purchase Program pursuant to which we could sell senior preferred stock with aggregate initial liquidation preference of between approximately $21.6 million and $64.8 million, or approximately 1% to 3% of total risk-weighted assets of $2.16 billion at September 30, 2008. In connection with the Capital Purchase Program, in addition to the senior preferred stock, the Treasury would receive warrants to purchase a number of shares of our common stock having an aggregate market price equal to 15% of the aggregate initial liquidation preference of the senior preferred stock issued to the Treasury under the program. The initial exercise price of the warrants, and the market price for determining the number of shares of common stock subject to the warrants, would be calculated based on the average of the closing prices of our common stock on the 20 trading days ending on the last trading day prior to the date of the Treasury's preliminary approval of our application for participation in the Capital Purchase Program and would be subject to certain anti-dilution adjustments. The warrants would have a term of ten years and would be immediately exercisable upon issuance. The number of shares subject to the warrants would be reduced by 50% if, prior to December 31, 2009, we received aggregate proceeds from a qualified equity offering of not less than 100% of the aggregate liquidation preference of the senior preferred stock issued to the Treasury under the program. The Capital Purchase Program is described in greater detail in our proxy statement dated November 28, 2008, which is incorporated into this prospectus by reference.

        No assurance can be provided regarding whether we will be approved as a participant or the amount, if any, of preferred stock capital we would choose to accept if we are approved as a participant. As described in our proxy statement dated November 28, 2008, we are seeking shareholder approval to create undesignated ("blank check") preferred stock in order to, among other things, issue a series of senior preferred stock to the U.S. Treasury pursuant to the terms of the Capital Purchase Program. Even if such shareholder approval is obtained, we cannot provide any assurance regarding whether, or to what extent, we would participate in such program.

Future sales of our stock by our shareholders or the perception that those sales could occur may cause our stock price to decline.

        Although our common stock is listed for trading on The NASDAQ Global Select MarketSM, the trading volume in our common stock is lower than that of other larger financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the relatively low trading volume of our common stock, significant sales of our common stock in the public market, or the perception that those sales may occur, could cause the trading price of our common stock to decline or to be lower than it otherwise might be in the absence of those sales or perceptions.

Our stock price may be volatile, which could result in losses to our investors and litigation against us.

        Our stock price has been volatile in the past and several factors could cause the price to fluctuate substantially in the future. These factors include but are not limited to: actual or anticipated variations in earnings, changes in analysts' recommendations or projections, our announcement of developments related to our businesses, operations and stock performance of other companies deemed to be peers, new technology used or services offered by traditional and non-traditional competitors, news reports of trends, concerns, irrational exuberance on the part of investors, and other issues related to the financial services industry. Our stock price may fluctuate significantly in the future, and these fluctuations may be unrelated to our performance. General market declines or market volatility in the future, especially in the financial institutions sector of the economy, could adversely affect the price of SCBT's common stock, and the current market price may not be indicative of future market prices.

        Stock price volatility may make it more difficult for you to resell your common stock when you want and at prices you find attractive. Moreover, in the past, securities class action lawsuits have been instituted against some companies following periods of volatility in the market price of its securities. We could in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources from our normal business.

The existence of outstanding stock options issued to our current or former executive officers, directors, and employees may result in dilution of your ownership and adversely affect the terms on which we can obtain additional capital.

        As of October 28, 2008, we had outstanding options to purchase 357,375 shares of our common stock at a weighted average exercise price of $26.84 per share. All of these options are held by our current or former executive officers, directors, and employees. Also, as of October 28, 2008, we had the ability to issue options and restricted stock to purchase an additional 364,598 shares of our common stock. The issuance of shares subject to options under the equity compensation plans will result in dilution of your ownership of our common stock.

        The exercise of stock options could also adversely affect the terms on which we can obtain additional capital. Option holders are most likely to exercise their options when the exercise price is less than the market price for our common stock. They profit from any increase in the stock price without assuming the risks of ownership of the underlying shares of common stock by exercising their options and selling the stock immediately.

We have broad discretion in using/applying the net proceeds from our sale on October 28, 2008 of 1,010,000 shares of common stock to the selling shareholders identified in this prospectus (which we sometimes refer to as the private offering) and could be adversely affected if we fail to use the funds effectively.

        We intend to use the net proceeds from the private offering for general corporate purposes, which may include, among other things, providing additional capital to our banks to support growth. We have significant flexibility in applying the net proceeds of the private offering. Our failure to apply these funds effectively could adversely affect our business by reducing our return on equity and inhibiting our abilities to expand and/or raise additional capital in the future.

Our ability to pay cash dividends is limited, and we may be unable to pay future dividends even if we desire to do so.

        Our ability to pay cash dividends may be limited by regulatory restrictions, by our banks' ability to pay cash dividends to our holding company and by our need to maintain sufficient capital to support our operations. The ability of our banks to pay cash dividends to our holding company is limited by their obligations to maintain sufficient capital and by other restrictions on their cash dividends that are applicable to national banks and banks that are regulated by the FDIC. If our banks are not permitted to pay cash dividends to our holding company, it is unlikely that we would be able to pay cash dividends on our common stock. See "Risk Factors—We are subject to extensive regulation that could restrict our activities and impose financial requirements or limitations on the conduct of our business and limit our ability to receive dividends from our bank subsidiaries" on page 10.

FORWARD-LOOKING STATEMENTS

        Statements included in this prospectus, including information incorporated herein by reference, which are not historical in nature are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provided by Section 21E of the Securities and Exchange Act of 1934. The words "may," "will," "anticipate," "should," "would," "believe," "contemplate," "expect," "estimate," "continue," "may," and "intend," as well as other similar words and expressions of the future, are intended to identify forward-looking statements. We caution readers that forward-looking statements are estimates reflecting our judgment based on current information, and are subject to certain risks and uncertainties that could cause actual results to differ materially from anticipated results. Such risks and uncertainties include, among others, the matters described in the "Risk Factors" of this prospectus and the following:

  •
  Credit risk associated with an obligor's failure to meet the terms of any contract with any of our banks or otherwise fail to perform as agreed;

  •
  Interest rate risk involving the effect of a change in interest rates on our banks' earnings and the market value of the portfolio equity;

  •
  Liquidity risk affecting our banks' ability to meet their obligations when they come due;

  •
  Price risk focusing on changes in market factors that may affect the value of financial instruments which are "mark-to-market" periodically;

  •
  Transaction risk arising from problems with service or product delivery;

  •
  Compliance risk involving risk to earnings or capital resulting from violations of or nonconformance with laws, rules, regulations, prescribed practices, or ethical standards;

  •
  Strategic risk resulting from adverse business decisions or improper implementation of business decisions;

  •
  Reputation risk that adversely affects earnings or capital arising from negative public opinion;

  •
  Terrorist activities risk that result in loss of consumer confidence and economic disruptions;

  •
  Merger integration risk including potential deposit attrition, higher than expected costs, customer loss and business disruption associated with the integration of TSB, including, without limitation, potential difficulties in maintaining relationships with key personnel and other integration related-matters; and

  •
  Other economic, competitive, governmental, regulatory and technological factors affecting SCBT's operations, pricing and services.

        Further information on other factors that could materially affect SCBT is included in the SEC filings incorporated by reference in this prospectus. See also "Risk Factors" contained herein and therein.

USE OF PROCEEDS

        All of the shares of common stock covered by this prospectus are being sold by the selling shareholders. See "Selling Shareholders" on page 14. We will not receive any proceeds from these sales of shares of our common stock.

SELLING SHAREHOLDERS

        This prospectus covers the offer and sale by the selling shareholders of up to an aggregate of 1,010,000 shares of common stock. The following table sets forth to our knowledge, certain information about the selling shareholders as of October 28, 2008, based on information furnished to us by the selling shareholders. Each selling shareholder has indicated to us that neither it nor any of its affiliates has held any position or office or had any other material relationship with us in the past three years except as described in the footnotes to the table. All of the shares of common stock being offered under this prospectus were acquired by the selling shareholders in a private placement transaction that was completed on October 28, 2008, as described above under the heading, "Prospectus Summary—Recent Private Placement of Our Common Stock" beginning on page 1.

        The shares of common stock sold in the private placement were sold pursuant to an exemption from registration provided by Rule 506 of Regulation D under the Securities Act. The shares were offered only to persons who were accredited investors. In connection therewith, the investors made to us certain representations, warranties, covenants and conditions customary for private placement investments.

        The shares sold in the private placement represented approximately 9.9% and 9.0% of the shares of our outstanding common stock before and after the private placement, respectively.

        Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. To our knowledge, except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Percentage of beneficial ownership is based on 11,242,532 shares of common stock outstanding as of October 28, 2008. Shares shown as beneficially owned after the offering assume that all shares being offered are sold. Since the date each of the selling shareholders provided information regarding its ownership of the shares, it may have sold, transferred or otherwise disposed of all or a portion of its shares of common stock in transactions exempt from the registration requirements of the Securities Act. Information concerning the selling shareholders may change from time to time and, when necessary, any changed information will be set forth in a prospectus supplement to this prospectus.

        The shares of common stock being offered under this prospectus may be offered for sale from time to time during the period the registration statement of which this prospectus is a part remains effective, by or for the accounts of the selling shareholders named below.

        The following table provides information regarding the beneficial ownership of our common stock held by the selling shareholders as of October 28, 2008 and the shares included in the offering.

	Shares of Common Stock
Name	Beneficially Owned Prior to the Sale of all Shares covered by this Prospectus(1)	Covered by this Prospectus	Beneficially Owned After the Sale of all Shares covered by this Prospectus	As a Percent of Total Outstanding After the Sale of Shares covered by this Prospectus(2)
McKesson HBOC, Inc. Profit-Sharing Investment Plan (nominee: (Flapper & Co.)(3)	18,650	2,800	15,850	*
American Bar Association Members Retirement Trust and the American Bar Association Members Pooled Trust for Retirement Plans (nominee: (Piratehook & Co.)(3)	51,838	8,100	43,738	*
United of Omaha Small Company Fund (nominee: (MG Trust Company FBO Mutual of Omaha)(3)	60,300	9,100	51,200	*
Wellington Trust Company, National Association Multiple Common Trust Funds Trust, Small Cap 2000 Portfolio (nominee: (Glasswind & Co.)(3)	67,139	10,700	56,439	*
Wellington Trust Company, National Association Multiple Collective Investment Funds Trust, Small Cap 2000 Portfolio (Finwell & Co.)(3)	156,540	24,200	132,340	1.1%
Harvey A. Cook and Kathi M. Cook(4)	17,850	17,850	—	*
Daniel A. Mixon	82,398	58,400	23,998	*
Robert O. Collins	245,570	178,570	67,000	*
Commissum Financial Services Fund, LP(5)	10,000	10,000	—	*
John Hancock Regional Bank Fund(6)	239,921	239,921	—	*
John Hancock Bank & Thrift Fund(7)	117,079	117,079	—	*
Stieven Financial Investors, L.P.(8)	51,600	51,600	—	*
Stieven Financial Offshore Investors, Ltd.(9)	8,400	8,400	—	*
Sandler O'Neill Asset Management, LLC—Malta Hedge Fund, L.P.(10)	2,600	2,600	—	*
Sandler O'Neill Asset Management, LLC—Malta Hedge Fund II, L.P.(10)	14,300	14,300	—	*
Sandler O'Neill Asset Management, LLC—Malta Offshore, Ltd.(10)	4,300	4,300	—	*
Sandler O'Neill Asset Management, LLC—Malta MLC Fund, LP(10)	8,700	8,700	—	*
Sandler O'Neill Asset Management, LLC—Malta MLC Offshore, Ltd.(10)	10,100	10,100	—	*
Banc Fund VI L.P.(11)	65,926	40,000	25,926	*
Banc Fund VII L.P.(12)	95,353	49,300	46,053	*
OZ Global Special Investments Master Fund, L.P.(13)	11,052	11,052	—	*
OZ Select Master Fund, Ltd.(14)	1,837	1,837	—	*
GPC LVII, LLC(15)	6,910	6,910	—	*
Gordel Holdings Limited(16)	3,680	3,680	—	*
OZ Master Fund, Ltd.(17)	120,501	120,501	—	*

Total	1,472,544	1,010,000	462,544	4.1%

*
Represents less than 1%

(1)
The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling shareholder has sole or shared voting power or investment power and also any shares which the selling shareholder has the right to acquire within 60 days. The percentage of shares owned by each selling shareholder is based on a total outstanding number of 11,242,532 as of October 28, 2008.

(2)
Assumes that all shares of common stock covered by this prospectus will be sold.

(3)
Wellington Management Company, LLP ("Wellington") is an investment adviser registered under the Investment Advisers Act of 1940, as amended. Wellington, in such capacity, may be deemed to share beneficial ownership over the shares held by its client accounts.

(4)
Shares held as joint tenants with a right of survivorship.

(5)
Christopher Kelley and Tom Ihrke, General Partners of Commissum Financial Services Fund, LP, may be deemed to have voting and investment power over these shares.

(6)
Sue Curry and Lisa Welch, portfolio managers, may be deemed to have voting and investment power over these shares.

(7)
Sue Curry and Lisa Welch, portfolio managers, may be deemed to have voting and investment power over these shares.

(8)
Joseph A. Stieven, Stephen L. Covington, John L. Rodis and Daniel M. Ellefson, all members of Stieven Capital GP, LLC, the General Partner of Stieven Financial Investors, L.P., and managing directors of Stieven Capital Advisors, L.P., the investment manager of Stieven Financial Investors, L.P., may be deemed to have voting and investment power over these shares.

(9)
Joseph A. Stieven, Stephen L. Covington, John L. Rodis and Daniel M. Ellefson, all managing directors of Stieven Capital Advisors, L.P, the investment manager of Stieven Financial Offshore Investors, Ltd., may be deemed to have voting and investment power over these shares.

(10)
Terry Maltese is the managing member and President of Sandler O'Neill Asset Management, LLC and certain of its affiliates (together "SOAM"). In this capacity, Mr. Maltese exercises voting and dispositive power over all shares of common stock beneficially owned by the SOAM investment funds, including the shares of common stock owned by such selling stockholders but disclaims beneficial ownership of these shares.

(11)
Banc Fund VI L.P. is controlled by its general partner, MidBanc VI L.P. MidBanc VI L.P. is controlled by its general partner, The Banc Funds Company, L.L.C. The Banc Funds Company, L.L.C. is controlled by its member, Charles J. Moore. Charles J. Moore may be deemed to have voting and investment power over these shares.

(12)
Banc Fund VII L.P. is controlled by its general partner, MidBanc VII L.P. MidBanc VII L.P. is controlled by its general partner, The Banc Funds Company, L.L.C. The Banc Funds Company, L.L.C. is controlled by its member, Charles J. Moore. Charles J. Moore may be deemed to have voting and investment power over these shares.

(13)
Daniel S. Och as the Chief Executive Officer of Och-Ziff Holding LLC, the General Partner of OZ Advisors II, LP, the General Partner of OZ Global Special Investments Master Fund, L.P., may be deemed to have voting and investment power over these shares.

(14)
Daniel S. Och as the Chief Executive Officer of Och-Ziff Holding LLC, the General Partner of OZ Management LP, the Investment Manager of OZ Select Master Fund, Ltd., may be deemed to have voting and investment power over these shares.

(15)
Daniel S. Och as the Chief Executive Officer of Och-Ziff Holding LLC, the General Partner of OZ Management LP, the Investment Manager of GPC LVII, LLC, may be deemed to have voting and investment power over these shares.

(16)
Daniel S. Och as the Chief Executive Officer of Och-Ziff Holding LLC, the General Partner of OZ Management LP, the Investment Manager of Gordel Holdings Limited may be deemed to have voting and investment power over these shares.

(17)
Daniel S. Och as the Chief Executive Officer of Och-Ziff Holding LLC, the General Partner of OZ Management LP, the Investment Manager of OZ Master Fund, Ltd., may be deemed to have voting and investment power over these shares.

        The selling shareholders, or their partners, pledgees, donees, transferees or other successors that receive the shares and their corresponding registration in accordance with the registration rights agreement to which the selling shareholder is party (each also a selling shareholder for purposes of this prospectus), may sell up to all of the shares of our common stock shown in the table above under the heading "Offered Hereby" pursuant to this prospectus in one or more transactions from time to time as described below under "Plan of Distribution." However, the selling shareholders are not obligated to sell any of the shares of our common stock offered by this prospectus.

Registration Rights

        In connection with the private placement, we entered into a registration rights agreement with each of the selling shareholders. The registration rights agreement contains cross-indemnification provisions between us and the selling shareholders. However, no selling shareholder is required to provide indemnification pursuant to the registration rights agreement in an amount in excess of the proceeds of the sales of the registrable shares by such selling holder.

        Pursuant to the registration rights agreement, we agreed to use our reasonable best efforts to (1) prepare and file a registration statement with the SEC registering the shares of common stock sold in this offering no later than 10 days after the date of closing of the private placement and (2) obtain a declaration of effectiveness of such registration statement no later than 100 days after the date of closing of the private placement. We agreed to use our reasonable best efforts to keep the registration statement effective for resales until the earlier of (1) the date that all of the shares of our common stock sold in this offering have been resold thereunder or (2) one year from the closing, subject to our option to temporarily suspend such obligation for no more than 60 days in the aggregate (and for no more than 45 consecutive days) under certain circumstances.

        This description of the form of registration rights agreement is intended to be a summary of the terms of the agreement that are material to a purchaser of our common stock. It does not purport to be complete and is subject to, and qualified in its entirety by reference to, the complete text of the form of registration rights agreement, which is an exhibit to the registration statement of which this prospectus is a part.

PLAN OF DISTRIBUTION

        The selling shareholders and their pledgees, donees, assignees and successors-in-interest may, from time to time, sell in one or more transactions, any or all of their shares of our common stock referred to in this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed prices, at prevailing prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. The selling shareholders may use any one or more of the following methods when disposing of shares:

  •
  transactions on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, including The NASDAQ Global Select MarketSM, on which our common stock is listed for trading;

  •
  transactions otherwise than on these exchanges or systems;

  •
  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  •
  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  sales to a broker-dealer as principal and resale by the broker-dealer for its account;

  •
  an exchange distribution in accordance with the rules of the applicable exchange;

  •
  privately negotiated transactions;

  •
  transactions to cover short sales made after the date that the registration statement, of which this prospectus is a part, is declared effective by the SEC;

  •
  broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

  •
  a combination of any such methods of sale; and

  •
  any other method permitted pursuant to applicable law.

        The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

        Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. These commissions and discounts may be in excess of those customary in the types of transactions involved to the extent permitted by applicable law.

        In connection with sales of the shares of common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling shareholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus. As discussed below, any broker-dealers or agents that are deemed to be underwriters may not sell shares offered under this prospectus unless and until we set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this prospectus or, if required, in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part.

        The selling shareholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may be permitted to offer and sell shares of common stock from time to time under a supplement or amendment to this prospectus that lists the pledgee, transferee or other successors in interest as selling shareholders.

        Each selling shareholder has represented to us that such selling shareholder is neither a broker-dealer nor an affiliate of a broker-dealer. If sales of shares offered under this prospectus are made to broker-dealers as principals, such broker-dealers would be "underwriters" within the meaning of the Securities Act and we would be required to file a post-effective amendment to the registration statement of which this prospectus is a part. In the post-effective amendment, we would be required to disclose the names of any participating broker-dealers and the compensation arrangements relating to such sales.

        To the extent the selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Any broker-dealers or agents that are deemed to be underwriters may not sell shares offered under this prospectus unless and until we set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this prospectus or, if required, in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part. If a selling shareholder uses this prospectus for any sale of shares of our common stock, it will be subject to the prospectus delivery requirements of the Securities Act.

        We have advised each selling shareholder that it may not use shares registered on this registration statement of which this prospectus is a part to cover short sales of common stock made prior to the date on which this registration statement shall have been declared effective by the SEC. If a selling shareholder uses this prospectus for any sale of shares of our common stock, it will be subject to the prospectus delivery requirements of the Securities Act.

        Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers.

        The selling shareholders and any other persons participating in the sale or distribution of the shares offered under this prospectus will be responsible for complying with the applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder including, without limitation, Regulation M, as applicable. These provisions may restrict activities of, and limit the timing of purchases and sales of any of the shares by, the selling security holders or any other person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

        If any of the shares of common stock offered for sale pursuant to this prospectus are transferred other than pursuant to a sale under this prospectus, then subsequent holders could not use this prospectus until a post-effective amendment or prospectus supplement is filed, naming such holders. We offer no assurance as to whether any of the selling security holders will sell all or any portion of the shares offered under this prospectus.

        We are required to pay our fees and expenses incident to the registration of the shares, estimated to be approximately $59,300 in total, but we will not receive any proceeds from the sale of the common stock. However, a selling shareholder will pay all discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of securities.

        We and the selling shareholders have agreed to indemnify one another against certain losses, claims, damages and liabilities arising in connection with this prospectus, including liabilities under the Securities Act. We may be indemnified by the selling shareholders against civil liabilities that may arise from any written information furnished to us by the selling shareholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

DESRIPTION OF CAPITAL STOCK

        The following is a summary description of our common stock.

Authorized Capital

        We are authorized to issue 40,000,000 shares of common stock, of which 11,242,532 shares were issued and outstanding as of October 28, 2008. As of such date, we had 357,375 shares of common stock underlying outstanding options with a weighted average exercise price of $26.84 per share. In addition, as of October 28, 2008, we had the ability to issue 364,598 shares of common stock pursuant to options and restricted stock that may be granted in the future under our existing equity compensation plans. Pursuant to the provisions of the South Carolina Business Corporation Act of 1988 (the "Business Corporation Act"), any outstanding shares of our capital stock reacquired by us would be considered authorized but unissued shares.

Authorized but Unissued Shares

        The authorized but unissued shares of our common stock are available for general corporate purposes, including, but not limited to, possible issuance as stock dividends, use in connection with mergers or acquisitions, cash dividend reinvestments, stock purchase plans, public or private offerings or our equity compensation plans. Normally, no shareholder approval would be required for the issuance of these shares, except as required to approve a transaction in which shares of our common stock are to be issued in excess of the number currently authorized.

Voting and Other Rights

        The holders of our common stock are entitled to one vote per share on each matter voted on at a shareholders' meeting. A majority of the shares entitled to vote, represented at a meeting in person or by proxy, constitutes a quorum, and, in general, most routine matters will be approved if a majority in interest of the shares represented at the meeting vote in favor of the matter. Directors are elected by a majority of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. Pursuant to our articles of incorporation, shareholders do not have cumulative voting rights.

        In general, except as otherwise provided in our articles of incorporation, (i) amendments to our articles of incorporation must be approved by two-thirds of the votes entitled to be cast, regardless of voting group, and in addition by two-thirds of the votes entitled to be cast within each voting group entitled to vote separately thereon; and (ii) the dissolution of SCBT must be approved by two-thirds of the votes entitled to be cast thereon.

        Our articles of incorporation provide that a merger, exchange or consolidation of SCBT with, or the sale, exchange or lease of all or substantially all of our assets to, any person or entity (referred to herein as a "Fundamental Change"), must be approved by the holders of at least 80% of our outstanding voting stock if the board of directors does not recommend a vote in favor of the Fundamental Change. The articles of incorporation further provide that a Fundamental Change involving a shareholder that owns or controls 20% or more of our voting stock at the time of the proposed transaction (a "Controlling Party") must be approved by the holders of at least (i) 80% of our outstanding voting stock, and (ii) 67% of our outstanding voting stock held by shareholders other than the Controlling Party, unless (x) the transaction has been recommended to the shareholders by a majority of the entire board of directors or (y) the consideration per share to be received by our shareholders generally is not less than the highest price per share paid by the Controlling Party in the acquisition of its holdings of our common stock during the preceding three years. The approval by the holders of at least 80% of our outstanding voting stock is required to amend or repeal these provisions contained in our articles of incorporation. Finally, in the event that any such Fundamental Change is not recommended by the board of directors, the holders of at least 80% of our outstanding voting stock must attend a meeting called to address such transaction, in person or by proxy, in order for a quorum for the conduct of business to exist. If the 80% and 67% vote requirements described above do not apply because the board of directors recommends the transaction or the consideration is deemed fair, as applicable, then pursuant to the provisions of the Business Corporation Act, the Fundamental Change generally must be approved by two-thirds of the votes entitled to be cast with respect thereto.

        Our articles of incorporation provide that our shareholders may act to amend or repeal any of our bylaws upon the approval of the holders of at least 80% of our outstanding voting stock. The bylaws generally may also be amended or repealed upon the vote of a majority of the board of directors; provided, however, that pursuant to the Business Corporation Act, the shareholders in adopting, amending or repealing a bylaw may provide expressly that the board of directors may not adopt, amend or repeal that bylaw or any bylaw on that subject.

        Our shareholders shall have dissenters' rights to an appraisal with respect to their shares of common stock as provided by the Business Corporation Act in connection with certain types of merger or share exchange transactions. Dissenters' rights generally are also available with respect to certain sales of all or substantially all of our property and certain amendments to our articles of incorporation that materially and adversely affect certain enumerated rights of a dissenter's shares.

Directors and Classes of Directors

        Under our articles of incorporation and bylaws and pursuant to the Business Corporation Act, the number of directors shall consist of a maximum of 20 persons. This number may be determined from time to time by the shareholders or the board of directors. Accordingly, either our directors or our shareholders have the authority to increase or decrease the number of directors, which is currently fixed at 14, within this maximum. Only our shareholders, however, have the right to change the range for the size of the board, by amendment to our articles of incorporation.

        Our board of directors is divided into three classes so that each director serves for a term ending on the date of the third annual meeting following the annual meeting at which such director was elected. In the event of any increase in the authorized number of directors, the newly created directorships resulting from such increase shall be apportioned among the three classes of directors so as to maintain such classes as nearly equal as possible. Because of the classification of directors, unless the shareholders act under the Business Corporation Act to remove directors from office, two annual meetings generally would be required to elect a majority of the board of directors and three, rather than one, would be required to replace the entire board. The provisions of the articles of incorporation providing for the classified board of directors can be amended or repealed only upon the affirmative vote of the holders of at least 80% of our outstanding voting stock.

        The articles of incorporation provide that a director may be removed with or without cause by the affirmative vote of at least 80% of the outstanding voting stock.

Consideration of Non-Shareholder Interests

        Our articles of incorporation provide that, when evaluating any proposed plan of merger, consolidation, exchange or sale of all, or substantially all, of our assets, the board of directors shall consider the interests of our employees and the community or communities in which we and our subsidiaries do business in addition to the interest of our shareholders.

Anti-Takeover Aspects of Certain Provisions

        The provisions of our articles of incorporation regarding the staggered board of directors and Fundamental Change vote requirements as well as the other high vote requirements, and provisions regarding consideration of non-shareholder interests with respect to certain types of transactions, may have certain anti-takeover effects with respect to SCBT, and may be deemed to present an impediment to a change in control of SCBT even if such a change were favored by a majority of our shareholders. Such provisions could make us a less attractive target for a hostile takeover bid or render more difficult or discourage a merger proposal, the assumption of control through the acquisition of a large block of common stock or the removal of incumbent management. Such provisions may inhibit or impede fluctuations in the market price of our common stock, which might otherwise result from actual or potential takeover attempts.

Liquidation Rights

        In the event of liquidation, the holders of our common stock would be entitled to receive pro rata any assets legally available for distribution to shareholders with respect to shares held by them.

Preemptive and Other Rights

        Our common stock does not have any preemptive rights, redemption privileges, sinking fund privileges or conversion rights. All of the outstanding shares of common stock are validly issued, fully paid and nonassessable.

Distributions

        We may issue share dividends in our common stock to the holders of shares of our common stock. In addition, the holders of shares of our common stock will be entitled to receive such other distributions as our board of directors may declare, subject to any restrictions contained in our articles of incorporation (of which there currently are none), unless after giving effect to such distribution, (i) we would not be able to pay our debts as they become due in the usual course of business or (ii) our total assets would be less than the sum of our total liabilities plus the amount that would be needed, if we were to be dissolved at the time of the distribution, to satisfy claims of shareholders who have preferential rights superior to the rights of holders of our common stock.

        Although we are not subject to the restrictions on dividends applicable to national banks, our ability to make distributions to holders of our common stock is dependent to a large extent upon the ability of our banks to pay dividends. The ability of our banks, as well as SCBT, to pay dividends in the future may also be affected by the various minimum capital requirements.

Business Combination Statute

        The South Carolina business combinations statute provides that a 10% or greater shareholder of a resident domestic corporation cannot engage in a "business combination" (as defined in the statute) with such corporation for a period of two years following the date on which the 10% shareholder became such, unless the business combination or the acquisition of shares is approved by a majority of the disinterested members of such corporation's board of directors before the 10% shareholder's share acquisition date. This statute further provides that at no time (even after the two-year period subsequent to such share acquisition date) may the 10% shareholder engage in a business combination with the relevant corporation unless certain approvals of the board of directors or disinterested shareholders are obtained or unless the consideration given in the combination meets certain minimum standards set forth in the statute. The law is very broad in its scope and is designed to inhibit unfriendly acquisitions but it does not apply to corporations whose articles of incorporation contain a provision electing not to be covered by the law. Our articles of incorporation do not contain such a provision. An amendment of our articles of incorporation to that effect will, however, permit a business combination with an interested shareholder even though that status was obtained prior to the amendment.

Control Share Acquisitions

        South Carolina law also contains provisions that, under certain circumstances, would preclude an acquirer of the shares of a South Carolina corporation who crosses one of three voting thresholds (20%, 33 1/3% or 50%) from obtaining voting rights with respect to such shares unless a majority in interest of the disinterested shareholders of the corporation votes to accord voting power to such shares.

        The legislation provides that, if authorized by the articles of incorporation or bylaws prior to the occurrence of a control share acquisition, the corporation may redeem the control shares for their fair value if the acquiring person has not complied with certain procedural requirements (including the filing of an "acquiring person statement" with the corporation within 60 days after the control share acquisition) or if the control shares are not accorded full voting rights by the shareholders. SCBT is not authorized by our articles or bylaws to redeem control shares pursuant to such legislation.

Potential Amendment to Add Preferred Stock

        See our proxy statement dated November 28, 2008 regarding a proposed amendment to our Articles of Incorporation that would create undesignated ("blank check") preferred stock.

LEGAL MATTERS

        Certain legal matters in connection with the common stock offered by this prospectus will be passed upon by Nelson Mullins Riley & Scarborough LLP, Greenville, South Carolina.

EXPERTS

        The consolidated financial statements and management's report on the effectiveness of internal control over financial reporting incorporated in this prospectus, by reference from our Annual Report on Form 10-K for the year ended December 31, 2007, have been audited by J.W. Hunt and Company, LLP, an independent registered public accounting firm, as stated in their reports. Such reports are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

AVAILABLE INFORMATION

        We have filed with the Securities and Exchange Commission ("SEC") a registration statement for the securities on Form S-1 under the Securities Act of 1933, as amended ("Securities Act"). This prospectus, which forms part of the registration statement, does not contain all the information contained in the registration statement. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are part of the registration statement.

        You may inspect and copy the registration statement at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549 upon payment of certain prescribed fees. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0330. You may also access the registration statement electronically through the SEC's Electronic Data Gathering, Analysis and Retrieval, or EDGAR, system at the SEC's website located at http://www.sec.gov and our website at http://www.scbandt.com under "Investor Relations—SEC Filings." Information on our website is not incorporated by reference in this prospectus and does not constitute part of this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information included directly in this prospectus. Any statement contained in this prospectus or a document incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is incorporated by reference in this prospectus modifies or superseded the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the documents listed below (excluding any portions of such documents that have been "furnished" but not "filed" for purposes of the Exchange Act).

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  Annual Report on Form 10-K for the year ended December 31, 2007;

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  Proxy Statements dated March 17, 2008 and November 28, 2008;

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  Quarterly Reports on Form 10-Q for the quarters ended June 30, 2008, March 31, 2008 and September 30, 2008; and

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  Current Reports on Form 8-K or Form 8-K/A filed October 28, 2008, September 23, 2008, September 9, 2008, July 30, 2008, May 21, 2008, April 23, 2008, and March 21, 2008.

        We will provide a copy of any and all of the information that is incorporated by reference in this prospectus to any person, including a beneficial owner, to whom a prospectus is delivered, without charge, upon written or oral request. Written requests for copies should be directed to Attn: Richard C. Mathis, SCBT Financial Corporation, 520 Gervais Street, Columbia, South Carolina, 29201. Telephone requests for copies should be directed to Mr. Mathis at (803) 765-4618.